[Logo – American Funds ®]

Fundamental Investors
One Market
Steuart Tower, Suite 1800
San Francisco, California 94105
415/421-9360

Patrick F. Quan
Secretary

February 23, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Fundamental Investors
File Nos. 811-00032 and 002-10760

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on January 27, 2010 to the fund’s Post-Effective Amendment No. 98 to the Registration Statement under the Securities Act of 1933 and Amendment No. 41 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the fund’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on March 1, 2010.

1.           Fees and Expenses, Example – page 2 of the fund’s prospectus

Comment:  Please remove the following language in the paragraph preceding the table: “that you pay the maximum initial or contingent deferred sales charge.”  This disclosure is not permitted by Form N-1A.

Response:   We have updated our disclosure in response to this comment.

2.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  Please provide more detail in this section about the types of securities in which the fund invests.  For example, please explain how the fund achieves the income portion of its objective.

Response:   We have updated the disclosure in response to this comment.

3.           Principal investment strategies – page 3 of the fund’s prospectus

Comment:  If the investing in securities rated below investment grade is a principal investment strategy of the fund, please explain this in the principal investment strategies section and include a description of credit risk in the principal risks section.

Response:  Because investing in securities rated below investment grade is not currently a principal investment strategy of the fund, we have not included this in the principal investment strategies section nor in the principal risks section.

4.           Principal investment strategies – page 3 of the fund’s prospectus

Comment: If investing in securities in developing countries is a principal investment strategy of the fund, please include this in the principal investment strategies section.

Response:  Because investing in securities in developing countries is not currently a principal investment strategy of the fund, we have not included this in the principal investment strategies section.

5.           Investment Results – page 5 of the fund’s prospectus

Comment: Please remove the second footnote from the table.

Response: Thank you for discussing this comment with us further over the phone.  Because we are showing lifetime results in the investment results table for a fund which was previously managed by another investment adviser, we appreciate the Staff’s interpretation that we can include a footnote explaining that the results are measured from the date Capital Research and Management Company became the fund’s investment adviser.  The footnote will remain in the disclosure.

6.           Investment Results – page 5 of the fund’s prospectus

Comment:  When listing indexes in the results table, you may include in parenthesis next to the name of index whether the index reflects a deduction for fees, expenses or taxes.

Response:  We have updated our disclosure in response to this comment.

The changes described above will also be made to the fund’s retirement plan prospectus, to the extent the change applies to that document. Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (415) 393-7110 or Katie Newhall at (213) 615-0108.

Sincerely,

/s/ Patrick F. Quan
Patrick F. Quan
Secretary